Exhibit 21.1
Subsidiaries of Sourcefire, Inc.

Name	Organized In
Sourcefire Limited	United Kingdom
Sourcefire Co., Ltd.	Japan
Sourcefire Singapore Pte. Ltd.	Singapore
Sourcefire Brasil Comércio e Segurança de Rede Ltda.	Brazil
Immunet Corporation	California